UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

12 August 2011

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

INTERMUNE, INC.

File No. 0-29801 -- CF# 26975

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INTERMUNE, INC. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 10-K filed on March 16, 2005.

Based on representations by INTERMUNE, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.96	through June 15, 2016
Exhibit 10.97	through June 15, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel